RANCHO SANTA FE MINING, INC.

9655 Granite Ridge Drive, Suite 200

San Diego, CA 92123

Tel. 858.717.8090

February 29, 2016

Mr. John Reynolds

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re: Rancho Santa Fe Mining, Inc.

Amendment No. 1 to Form S-1

Filed December 15, 2015

File No. 333-208550

Dear Mr. Reynolds:

Rancho Santa Fe Mining, Inc., a Nevada corporation (the “Company”), has received and reviewed your letter dated January 11, 2016 pertaining to the Company’s above-referenced filing (the “Filing”) as filed with the Securities & Exchange Commission (the “Commission”). Specific to your comments, our responses below are in addition to those filed via the Edgar system. The following numbered responses correspond to those numbered comments as set forth in the comment letter dated January 11, 2015.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE:	The Company’s management has sent no written communications to any potential investors at this time. All communications to potential investors have been oral and those conversations were conducted with persons that the Company’s management has had significant personal relationships with.

2. We note the explanatory note addressing the primary and secondary offerings. Please locate the explanatory note after the cover page and revise the cover page to briefly address the existence of the other offering and the extent to which the offer prices may differ.

RESPONSE:	We have amended the filing accordingly.

3. We note that the registration statement includes a primary and secondary offering of the registrant’s common stock at potentially two different prices. Please advise us how you considered the application of Regulation M to your facts. We may have further comment.

RESPONSE:	We will advise each of the selling shareholders that they will be affected by the applicable provisions of the Securities Exchange Act of 1934, including, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the securities by the selling shareholders or any such other person. We have instructed our selling shareholders that they may not purchase any of our securities while they are selling shares under this registration statement. Additionally, we have included the foregoing language in the Selling Shareholder Prospectus.

Use of Proceeds, page 11

4. It is unclear why you refer to “units” in this section, as the offering appears to be limited to common stock. Please revise to clarify.

RESPONSE:	We have amended the filing accordingly.

5. In an appropriate location of your filing please describe the project development and commercialization work that will be completed with the proceeds from your offering.

RESPONSE:	We have amended the filing where appropriate to include the following language:

“Operationally, the Company intends to outsource fully 100% of the exploration, site preparation and extraction operations to a third party who provides all manpower, equipment and operational expenses associated therewith. Insomuch as this work will be outsourced and the Company income will be based on profits from the sale of gold recovered by the contractors, the Company cannot speak to the outsourced expenditures related to exploration, site preparation and extraction.

As such, the proceeds will largely be utilized for payroll, outsourced consultants and asset maintenance and development. The Company plans to retain five full time staff and lease nominal executive office facilities in Nevada. All Legal, Accounting, Shareholder Relations and Geology can be outsourced to consultants as needed. Business Development is limited to developing and maintaining a website presence, and nominal travel and business entertainment expense. The primary additional operations entail Asset Development, which includes the maintenance of applicable permits and claim renewals, as well as the outsourced production of independent Reserve Reports annually.”

6. Please revise the narrative surrounding the table to further clarify the specific type(s) of work or expenditure assumed under each of the three categories. In this regard, you state on page 11, “the lower our net proceeds, the less we would expect to use the funds in the expenditure category ‘Development and Commercialization’, and the more we would expect to use those funds for the development and commercialization of the assets we have acquired.” Please revise this paragraph to better explain the anticipated changes in expenditures based on the various levels of proceeds received in the offering.

RESPONSE:	As can be seen in the table, the only expenditure that changes relative to the proceeds received in the offering is the “Development and Commercialization” expenditures forecasted under the circumstance where proceeds received only represent 25% of the offering. Expenses that fall under “Development and Commercialization” include the development of additional mining claims, held within the Prunty Mine Area by the Company, which management feels would be productive in terms of adding to the existing reserve base. The reason why only this expenditure is adjusted in the event only 25% of the target offering proceeds are raised is because the development of additional claims represented by this expenditure are ancillary to the Company’s main initial objective of developing its deposits.

Dilution, page 13

7. We note you have presented in the table net tangible book value per share before offering, pro forma net tangible book value per share after offering and related dilution disclosures based on amounts outstanding as of October 30, 2015. Please revise to present net tangible book value per share before offering, pro forma net tangible book value per share after offering and other related dilution disclosures consistent with the financial statements presented.

RESPONSE:	We have amended the filing accordingly.

Description of Securities

Securities Authorized for Issuance Under Equity Compensation Plans, page 15

8. You have indicated that there are no securities authorized for issuance under equity compensation plans. Please reconcile with the statement on page F-10 that you committed to issue Kodiak 3 million shares for services to be rendered.

RESPONSE:	The shares referenced above have been issued to Kodiak. Accordingly, the filing has been revised to reflect the same.

Description of Our Business, page 16

9. Please revise to describe the liabilities you assumed in the asset purchase. As a non- exclusive example, it appears from Article 3.1 of the agreement that you assumed the approximately $20,000 of attorney’s fees owed to Mr. Robison.

RESPONSE:	We have amended the filing throughout to include the following language:

“As per the Asset Purchase we acquired various liabilities of the HMCI, including: (i) the assumption of all liabilities arising out of any unfilled customer orders outstanding as of the date the Asset Purchase closed, the Company is entitled to any future payments relating to any payments made pursuant thereto; (ii) the assumption of obligations relating to a lawsuit and default judgment, including, but not limited to the obligation to pay attorneys’ fees of approximately $20,000.00, the lawsuit.”

10. Please disclose the information regarding your land and mineral rights for each of your material properties pursuant to paragraph (b) (2) of Industry Guide 7. If you have identified properties in your filing that are not material, include a statement to that effect in your disclosure and clarify your intentions. For each material property, include the following information:

RESPONSE:	We have amended the filing where appropriate to include the following information:

•	The nature of your ownership or interest in the property.
•	A description of all interests in your properties, including the terms of all underlying agreements and royalties.
•	An outline of the process by which mineral rights are acquired at the location including details concerning the basis of entitlement and duration of your mineral rights, surface rights, mining claims or concessions.
•	An indication of the type of rights or claims such as placer or lode, exploration or exploitation, State or Federal, patented or unpatented, lease or concession.
•	Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration such that your claims may be distinguished from other claims that may exist in the area or your properties. If necessary, include this information as an exhibit to your filing.
•	The conditions that must be met to retain your rights, claims or leases, including the quantification and timing of all necessary payments.
•	The area of your claims, either in hectares or in acres.

RESPONSE:	We have amended the filing to include the following language relating to the properties in question:

“On October 28, 2015, the Company entered into an Asset Purchase Agreement (the “Asset Purchase”) with Humboldt Mining Company, Inc., a Nevada corporation (“HMCI”). Pursuant to the Asset Purchase Agreement, the Company acquired 100% of the assets owned by HMCI, including, but not limited to: (i) all the real property, leasehold improvements, fixtures, furniture, machinery and equipment owned by the HMCI and relating to or used in HMCI’s operations; and, (ii) all inventory, including finished goods, raw materials and work in process as well as the right to receive inventory ordered by the HMCI for use in its operations; and, (iii) in addition to the foregoing, we acquired all the books and records of HMCI, as well as all intangible assets held, owned or controlled by HMCI (collectively, (i), (ii) and (iii) are referred to hereinafter as the “Acquired Assets”. As per the Asset Purchase we acquired various liabilities of the HMCI, including: (i) the assumption of all liabilities arising out of any unfilled customer orders outstanding as of the date the Asset Purchase closed, the Company is entitled to any future payments relating to any payments made pursuant thereto; (ii) the assumption of obligations relating to a lawsuit and default judgment, including, but not limited to the obligation to pay attorneys’ fees of approximately $20,000.00, the lawsuit. There are no royalties due or owing on the purchased claims. The only amounts due are local property taxes, which are assessed annually.

In exchange for the Acquired Assets the Company issued to the HMCI shareholders Thirteen Million Five Hundred Thousand (13,500,000) shares of the Company’s $0.001 par value common stock, which represented Fifty (50%) percent of the Company’s issues and outstanding shares at the time of issuance. A copy of the Asset Purchase Agreement may be found as an Exhibit attached to this Registration Statement.

Company now owns land and patented mining rights North of Elko, Nevada nearby the formation known as the Carlin Trend. The Company’s property includes two patented claims – the Virginia and Vanity Fair patented claims - comprising what is known as the Prunty Mine Area (Vanity Fair, Virginia, 3871 Mining Survey Number). The 2 patented mining claims (Prunty Mine – Virginia and Vanity Fair Patents) totaling approximately 40 acres. The importance of these patented claims cannot be underestimated, in accordance with the Apex Rule in Mining, along the primary axis of the claims the Company is allowed to follow and continue mining the Prunty Mine area beyond the properties presently owned by the Company, even if following that mining axis extends beyond the patented claim.”

11. Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties listed under this heading. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property include the following information:

•	The location and means of access to your property, including the modes of transportation utilized to and from the property.
•	A brief description of the rock formations and mineralization of existing or potential economic significance on the property.
•	A Brief description of any work completed on the property and its present condition.
•	The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.
•	A description of equipment, infrastructure, and other facilities.
•	The total costs incurred to date and all planned future costs.
•	The source of power and water that can be utilized at the property.
•	If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

RESPONSE:	We have amended the filing to include the following language relating to the properties in question:

“The claims are located on private land in Elko County in Sections 13, 14, 23, and 24, Township 44 North, Range 57 East, Mount Diablo Baseline & Meridian, approximately 63 miles north of the town of Elko. Traveling east on Interstate-80 to exit 333, turning north and then immediately taking the frontage road east can access the site. After approximately 1.25 miles, turn north on Charleston-Deeth Road. After approximately 41 miles, turn right onto county road NF-062 (Jarbidge-Charleston County Road - County Road 748), continuing for approximately 9 miles. Turn left onto the unnamed dirt road, ford 76 Creek and continue approximately 0.5 mile to the mine site.

The sedimentary units seen in the mine area are referred to as shales and limestones instead of their actual metamorphic counterparts. Limestones are Devonian; Pilot shale and Joana limestone are Pennsylvanian in age. Near the margins of the intrusive, the sediments have all been metamorphosed. The granodiorite plug is the oldest igneous unit on the property and is probably Jurassic in age. The intrusive is elongate to the northwest, parallel to the trace of the range-front fault. Along the southern edge of the intrusive in the Prunty mining area is a series of diabase dikes. It appears the Prunty mine was actually developed on this dike. The dike is composed mainly of plagioclase, chloritized hornblend and biotite. Volcanic rocks on the property area are all of the Jarbidge rhyolite formation. Mineralization is hosted in relatively narrow (four [4] to six [6] feet wide) quartz veins that dip at approximately 45 degrees.

The only work completed to date is the drilling described in the report "The Humboldt Mines Project, Elko County, Nevada" dated March 2, 2012, and there are, at present, no improvements or equipment on site. There is no equipment, infrastructure or other facilities on site. The nearest places to stay are at Wild Horse Reservoir, Elko County Nevada; Owyhee, Idaho; or Elko, Nevada. For the geophysical survey, the field operations were based out of Owyhee, Idaho.

The power source will be diesel power and diesel powered generators if needed. If a USFS Permit is obtained, water can be obtained from 76 Creek. If this cannot be obtained, there are private wells in the town of Charleston, which is less than 5 miles from the project.

The property has no known reserves and the proposed program is exploratory in nature.”

12. Please tell us how you determined that your claims are unique, rare, and exceptional as disclosed on page 16 of your filing.

RESPONSE:	We have removed any claim that the claims are “unique, rare and exceptional”.

13. Please revise to define the Apex Rule in Mining and tell us how you determined this rule is applicable to your claims.

RESPONSE:	The Apex Rule refers to vein type deposits, it provides that the highest limit of the vein in altitude (or "apex"). The rule stipulates that if a vein "apexes" on a claim, then the vein can be followed across the sidelines of the claim but not the end lines. Accordingly, along the primary axis of the claims the Company is allowed to follow and continue mining the Prunty Mine area beyond the properties presently owned by the Company.

14. We note your disclosure on page 16 that you plan to outsource exploration, site preparation, and extraction operations. Please expand your disclosure concerning the exploration plan for your property as required by paragraph (b) (4) (i) of Industry Guide 7. The exploration plan should address the following points:

•	Disclose a brief geological justification for each of the exploration projects written in non-technical language.
•	Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.
•	If there is a phased program planned, briefly outline all phases.
•	If there are no current detailed plans to conduct exploration on the property, disclose this prominently.
•	Disclose how the exploration program will be funded.
•	Identify who will be conducting any proposed exploration work and disclose their qualifications
•	Disclose a brief geological justification for each of the exploration projects written in non-technical language.
•	Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.
•	If there is a phased program planned, briefly outline all phases
•	If there are no current detailed plans to conduct exploration on the property, disclose this prominently.
•	Disclose how the exploration program will be funded.
•	Identify who will be conducting any proposed exploration work and disclose their qualifications

RESPONSE:	We have amended the filing to include the following language in response to the foregoing points:

“The purpose of this exploration program is to identify a gold ore body. Geophysics (a magnetic survey and GIS compilation) was commissioned in the summer of 2011 by Humboldt Mining Company. The geophysical survey was completed in the field by Christopher McGee and interpreted by James Wright of Wright Geophysics. The data returned identified 2 anomalies on the Prunty patented claims. It is these anomalies that are the target of the current exploration program.

The exploration (drilling) will begin as soon as is feasible. At the present time, the exploration area is snow bound.  First, the drill hole locations must be identified. The anomalies have been identified by the geophysical survey completed in 2011.

On the blow up of the 1:24,000 topo map, a 4WD drive road is marked coming up the back (north - west) side of the Prunty ridge from Union Gulch to the north. At present, there is no assurance that the USFS (United States Forest Service) would allow its use. If this road can be used for drill access, the drilling could begin as soon as the USFS approves its use. The target is on patented claims surrounded by Forest Service lands with a permitted access road up the front (south) side to the historic Prunty mine area, after fording the creek.

No drilling can begin until water drops in the creek (If 76 Creek is to be forded), which, at the earliest, would be late spring or summer into the fall.  The creek needs to be forded and an access road to the proposed drill sites may need to be constructed on patented lands from the mine site. The corners of the patented claims would be marked by Carlin Trend Mining services.

Initial drilling would be completed by a buggy or track mounted RC drill. A fence would be drilled across each of the anomalies (there are 2 total) with angle drill holes. At least one of the anomalies would be drilled as time permits. The depth of each drill hole would be no deeper than about 700 feet and the angle would be no shallower than -55.

At this point in time, we do not know how many holes would be needed but based on the map we expect about 8 to 12 drill holes in the 1st phase if both anomalies are drilled. Following phases would likely be core drill holes and possibly deeper. If anything is found, the hole likely would need to be twinned by a core hole. Whether or not a 2nd phase can be completed before winter sets in, is open to question. The assay results need to be in hand and evaluated of course. ALS Chemex in Elko, Nevada would be used for assaying.

As discussed, an access road to the drill site would likely need to be constructed to the drill sites from the historic Prunty mine site. All of this would be on parented lands and of less than 5 acres total disturbance. The NDEP has told me that no specific permit is required for this level of disturbance. Filing a Small Miner's notice would be sufficient. A reclamation bond may need to be posted to NDEP and the USFS would need to be notified, however.

Any access to the proposed drill sites is not possible until the spring at the earliest.  Nothing further can be done or planned until then. The actual drill sites would be located at that time. Further exploration phases will be conducted as needed in the following year. This further exploration may include opening of the Prunty mine. This decision will be made upon successful completion of the initial phases.

No detailed budgets are presently on hand, due mainly to the inaccessibility of the project area due to weather conditions. The best estimate is that a minimum of approximately USD 350,000 to a maximum of USD 900,000 would be needed to adequately fund the projects as envisioned. Further budgetary detail will come when the project area can be visited.

The proposed exploration work will be completed by Paul A. Pelke, Certified Professional Geologist No. 11461. “

15. In an appropriate section of your filing, provide a brief description of the QA/QC protocols including sample preparation, controls, custody, assay precision and accuracy as it relates to your exploration plans. This would apply to exploration and operational analytical procedures. In your response, please indicate the location of this disclosure.

RESPONSE:	We have amended the filing to include the following language, which can be found on page 19 of the amended filing.

“There are three aspects to a proper QA/QC program: Blanks, Duplicates and CRM or Certified Reference Material.

BLANKS: Blank material can be purchased from a local supplier, which consist if crushed concrete blocks. These have been assayed and have statistics on the results. Alternatively, one can purchase decorative cobbles (usually marble) from a local hardware store. The idea is to put the reference blanks through the process of crushing and pulverization in the same manner as the gold bearing material. Proper cleaning of the crusher-pulverizer between gold bearing samples is essential due to the possibility of gold smearing inside this equipment, especially from higher-grade samples.

DUPLICATES. It is easy and straightforward to produce duplicate samples in a Reverse Circulation drill program as the company proposes. In a core program, field sample duplicates necessitate using 1/4/ of the core as a duplicate. Laboratory samples need to be arraigned before hand with the assay laboratory. This duplicate will be taken after crushing and before pulverization, and will require submitting an empty sample bag with a sequential tag to the lab. This will test a laboratory's sample preparation procedure. Laboratories routinely insert blanks into each batch.

CRM or CERTIFIED REFERENCE MATERIAL. In this case, the matrix of the CRM should be similar to the sample. Since, the samples consist of Shales, limestones and cherts finding a suitable CRM is not easy. In Reno, THE CRM's available come from local mines and western volcanic rocks, the matrix of which is not compatible with the rock types expected.”

16. We note your disclosure on page 16 regarding a third party paying you 20% to 30% of the gold reserves recovered and sold. Please tell us if the 20% to 30% is a current contractual obligation or agreement and revise your filing to clarify.

RESPONSE:	We have amended the filing to remove any reference to any third party agreements.

17. We note your disclosure on page 17 that numerous sources estimate the Carlin Trend may still contain over 180 million ounces gold. Please revise to include a reference for this estimate.

RESPONSE:	We have determined to revise the filing to remove this reference.

18. As an exhibit to your filing please include written consents from your geologist, technical experts, or others that are named in your filing.

RESPONSE:	The consent of Mr. Pelke is supplementally attached to this correspondence.

19. Please forward to our engineer, as supplemental information and not as part of your filing, the Pelke Report and the Robison Report referenced in your filing, pursuant to paragraph (c) of Industry Guide 7. Please provide this information on a CD, formatted as Adobe PDF files. You may ask to have this information returned by making a written request at the time it is furnished, as provided in Rule 418(b) of Regulation C. If you have questions concerning the above request, please contact John Coleman, Mining Engineer at (202) 551-3610.

RESPONSE:	The requested materials have been forwarded to Mr. Coleman.

20. We note your disclosure of estimates of quantities of mineralization including 400,000 to 500,000 ounces of contained gold on page 18, conservative (measured) and realistic (indicated) ounces of page 19, and 100,000 to 200,000 ounces of contained gold on page F-10. Only proven and probable reserves may be disclosed in filings with the United States Securities and Exchange Commission pursuant to paragraph (b) (5) (3) of Industry Guide 7. Please revise to remove these estimates until a feasibility study has been completed to support these estimates.

RESPONSE:	We have revised the filing to remove this reference.

21. We note your disclosure of previous exploration work performed on your property. Please revise to discuss the verification work performed by your company with respect to this historical work.

RESPONSE:	We have amended the filing to include the following language, which can be found on page 18 of the amended filing.

“At this time the Company has performed no verification work of its own. The drilling and geophysics, discussed above, was completed in 2012. Both the drilling and the Ground Magnetic Survey and GIS Compilation were completed to industry standards.”

22. Additionally, when reporting the results of sampling and chemical analyses, please revise your disclosure to address each of the following regarding mineralization of existing or potential economic significance on your property:

•	Disclose the location and type of sample.
•	Disclose only weighted-average sample analyses associated with a measured length or a substantial volume.
•	Eliminate all analyses from “grab” or “dump” samples, unless the sample is of a substantial and disclosed weight.
•	Eliminate all disclosure of the highest or best values/grades of sample sets. Present a balanced disclosure of the drill and sampling results.
•	Eliminate grades disclosed as “up to” or “as high as” or “ranging from.”
•	Eliminate statements containing grade and/or sample-width ranges.
•	Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.
•	Generally, use tables to improve readability of sample and drilling data. Soil samples may be disclosed as a weighted average value over an area.
•	Refrain from reporting single soil sample values.
•	Avoid optimistic descriptive adjectives such as high-grade or ore-grade.

Please revise your disclosures to comply with this guidance.

RESPONSE:	We have revised the filing to included the following:

“All samples have been taken in a 7" x 12.5" poly-propylene sample bag. It is well known that a full sample bag of that size weighs between 7 and 8 pounds, that is the weight of each grab sample taken.”

23. We note your disclosure on page 19 that the geology of your asset dictates cyanide heap leaching. Tell us how you made this determination. In your response include a discussion of sampling and test work performed.

RESPONSE:	There are generally two methods for gold recovery: milling and leaching. Milling, of a type to be determined by testing, is the preferred method of gold recovery for higher-grade material such as vein material. Either a mill must be set up or the mined material can be custom milled by an existing mill. The custom milling is usually to be preferred because of the costs involved. Heap leaching is the preferred recovery method for lower grade material. In this area, leakage around veins and faults into receptive strata is to be expected, and apparently has been found in previous work. This material is expected to be of a lower grade and more volume and weight than vein material, hence the heap leaching method. Both types of deposits (vein and bulk mineable) are expected to be found in this area.

24. Additionally, please reconcile your references to cyanide heap leaching, which generally implies a large disseminated deposit as noted on page 17, to your reference to an apex rule, which generally implies a vein or lode deposit.

RESPONSE:	Please see our response to Number 21.

25. Please provide an overview of the exploration and mining permit requirements for your property. Include in your overview the permits required to explore or mine, any fees or bonding requirements necessary to explore or mine, the Government agencies responsible for any applicable permits, and a discussion pertaining to the time frame to obtain any permits or approvals to explore or mine.

RESPONSE:	There are no specific permit requirements if the disturbance is less than 5 acres and on private land. The United States Forest Service (USFS) needs to be informed and the Nevada Department of Environmental Protection (NDEP) Reclamation division has no requirements for such a level of disturbance. The NDEP would like a Small Miner's Permit filed so they know what is happening. The NDEP's Division of Reclamation may pay a visit to the site. On unpatented claims, the USFS needs a Plan of Operation (POO) filed and bonding posted for any level of disturbance. Even in designated road less areas, historic old roads can be used, especially with low impact vehicles. This is decided on a case-by-case basis, and only when a POO is filed. The USFS has a spreadsheet for determining the level of bonding required.

26. The disclosure on page 16 states, “ . . . Humboldt Mining Company, Inc., which was acquired by Rancho Santa Fe Mining Inc.” This appears to be inconsistent with the terms of the Asset Purchase Agreement and the disclosures on page 20 as the Company acquired only specified assets of Humboldt Mining Company, Inc. (not the entire company). Please revise this disclosure to properly refer to the asset acquisition transaction.

RESPONSE:	We have amended the filing accordingly.

Management’s Discussion and Analysis, page 20

Cash Requirements, page 22

27. Where you discuss the maximum amount of expenses, please revise to also address the minimum amounts required to conduct your planned operations, explaining the nature and extent of such operations.

RESPONSE:	We have amended the filing to include the following language, which can be found on page 22 of the amended filing.

“Cash Requirements

We anticipate that our current cash and cash equivalents, anticipated cash flow from operations and the proceeds from the sale of the maximum amount of shares being offered hereunder will be sufficient to meet our anticipated cash needs for the next 48 months. If we are able to sell only 75%, 50% or 25% of our offered shares, we anticipate that we will only be able to meet our anticipated cash needs for the next 36 months, 24 months or 12 months, respectively. There is no minimum number of shares that must be sold and there is no guarantee that the Company will raise any funds from the offering.

We estimate that our maximum and minimum amount of expenses over the next 12 months will be approximately $2,500,000 and $1,500,000 respectively as described in the table below. These estimates may change significantly depending on the nature of our future business activities and our ability to raise additional capital from shareholders or other sources. Some of these estimates will be paid for out of the proceeds of this offering, assuming we are successful in raising any such proceeds.

Description	Target completion date or period	Estimated maximum expenses	Estimated minimum expenses
General, administrative and marketing	12 months	$100,000	$100,000
Working capital	12 months	$1,000,000	$625,000
Project development capital	12 months	$1,150,000	$525,000
General legal, accounting and consultants	12 months	$250,000	$250,000
TOTAL	12 months	$2,500,000	$1,500,000

The foregoing chart sets forth estimates of the Company’s total maximum and minimum operational expenses for the initial 12 month period following effectiveness of this offering. The minimum expenses represent basic G&A expenses associated with minimal rents and office expenses, working capital for professional fees such as geologists and legal expenses directly associated with mining operations and the leases, project development expenses such as maintaining the permits, claim renewals, and preparation of reserve reports, and general legal, accounting and consultant expenses. The amounts are not limited to proceeds received under this offering, if any, and therefore in order to reach our targets, we will need additional funds in the form of financing or revenues.

Directors, Executive Officers, Promoters and Control Persons

Term of Office, page 22

28. You have stated, “The Company’s Board of Directors elects each of our directors . . . ” According to Section 2.1 of the Company’s bylaws, existing directors have the authority to appoint a director if a vacancy exists, but shareholders are entitled to vote on the directors at each annual meeting. Please revise this disclosure to be consistent with the bylaws.

RESPONSE:	We have amended the filing to include the following language, which can be found on page 23 of the amended filing.

Should a vacancy exist, the Company’s Board of Directors has the power to nominate and appoint a director or directors to fill such vacancy, and each shall hold office until the next annual meeting of stockholders and until his/her successor shall have been duly elected and qualified.

29. Please revise here or where appropriate to describe the “informal Code of Ethics” referenced on page 12.

RESPONSE:	Every officer and director of any corporate entity is guided by an “informal Code of Ethics,” where a formally adopted written Code of Ethics is not in place. This “Code of Ethics” guides officers and directors to operate in the best interest of the company and its shareholders. We believe that the language as written is sufficient to relate this point to the average reader.

Executive Compensation, page 25

30. The Executive Compensation Table on page 25 includes references to footnotes 3, 4, and 5, but there are no details for these footnotes. Please revise this disclosure to include the details for these footnotes or remove them if they are not applicable.

RESPONSE:	We have revised the filing to remove the inapplicable footnotes.

Security Ownership of Certain Beneficial Owners and Management, page 26

31. We note disclosure under ‘Selling Shareholders’ that Robert Dennis owns 5,400,000 shares, which represents 20% of the outstanding shares. Please revise the beneficial ownership disclosures on page 26 to include Mr. Dennis pursuant to Item 403 of Regulation S-K.

RESPONSE:	We have amended the filing accordingly.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

32. We note the first and third paragraph of the audit report indicates the audit covered the financial statements for the period from July 24, 2015 (inception) to December 31, 2015. Please direct your independent accountant to revise the audit report to cover the financial statements for the period from July 24, 2015 (inception) to September 30, 2015 consistent with the financial statements included in the registration statement.

RESPONSE:	We have amended the filing accordingly.

Item 15. Recent Sales of Unregistered Securities

33. Consistent with the Asset Purchase Agreement dated October 28, 2015, you have disclosed under Item 15 of the registration statement that the Company issued shares representing 45% of the Company’s issued and outstanding shares to HMCI shareholders in exchange for the “Acquired Assets.” However, you have disclosed elsewhere in the filing (e.g., page 5, 16) that the shares issued in this transaction represent 50% of shares outstanding. Please revise your disclosures to correct this inconsistency.

RESPONSE:	We have revised the filing throughout to reflect that the issuance was equal to 45% of the Company’s issued and outstanding shares at the time the transaction closed.

34. We note that you claim exemptions from registration based on the exemptions for sophisticated investors under Section 4(a)(2) of the Securities Act of 1933 and for non-U.S. persons under Rule 903 of Regulation S. In accordance with Item 701 of Regulation S-K, please state briefly the facts relied upon that make these exemptions available to you.

RESPONSE:	We have relied on the foregoing exemptions based on representation made to the Company.

Item 16. Exhibits

35. Please direct your independent accountant to revise the consent to include the reference to the financial statements covered by the audit report as appropriate.

RESPONSE:	The appropriate consent accompanies this filing.

36. Please include the executed version of the Asset Purchase Agreement as Exhibit 10.1.

RESPONSE:	The executed version of the Asset Purchase Agreement has been filed herewith as Exhibit 10.1.

37. Please include the Equity Purchase Agreement with Kodiak Capital Group referenced on page F-10 or explain why it is not a material contract. Additionally, please revise Business or where appropriate to describe the “services to be rendered” by Kodiak.

RESPONSE:	This was an incorrect characterization of the Agreement. There are no services to be rendered by Kodiak. Accordingly, this contract is not considered material, as Kodiak’s performance is not guaranteed and will only be so when the Company successfully launches if plan of operations.

38. Please file the subscription agreement.

RESPONSE:	We have filed a copy of the Subscription Agreement herewith as Exhibit 10.2.

In connection with the Company’s responding to the comments set forth in the January 11, 2016 letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you for your courtesies.

Very truly yours,

/s/Michael Midlam

Michael Midlam

President